[AMBASSADORS LETTERHEAD]

December 13, 2006

VIA EDGAR AND FAX (202) 772-9202

David R. Humphrey

Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Ambassadors International, Inc. (the “Company”)
Form 10-K (year ended December 31, 2005)
Form 10-Q (quarterly period ended September 30, 2006)
File No.: 000-26420

Dear Mr. Humphrey:

We hereby respond to the comments set forth in your letter dated November 30, 2006 (the “Letter”) after your review of the Company’s response letter dated November 28, 2006. The Company has filed this letter via EDGAR (tagged “Correspondence”). For your convenience, we are also providing a copy via fax.

Each response below corresponds to the italicized comment that immediately precedes it, each of which has been reproduced from the Letter in the order presented and as numbered in the Letter.

Form 10-Q for the Quarterly Period Ended September 30, 2006

Part 1. Financial Information

Item 1. Financial Statements

Balance Sheet, page 1

1.	Refer to our previous comment 2. Supplementally explain to us whether the amount required to be placed in the restricted certificate of deposit is directly related to the liability each period to the credit card companies you use. If so, it appears such changes in restricted cash are directly related to operations and that the presentation of the change within investing activities is inconsistent with the presentation of the related liability. Please review by filing an amended Form 10-Q reclassifying such change to operations or advise.

Securities and Exchange Commission Letter

December 13, 2006

Response:

When passengers use credit cards to pay for their future cruise travel, the Company utilizes third party credit card processors to process the credit card payment. The bank who supports the credit card processors then remits cash to the Company. In accordance with the Company’s revenue recognition policy and SAB 104, these amounts are recorded as deferred revenue until the completion of the cruise travel. In the event that a credit cardholder refuses to or does not pay their credit card bill related to the cruise travel, the bank has requested the Company provide security in the form of liquid assets to reimburse it for any losses due to nonpayment. Accordingly, to secure the credit card processing, the Company purchased an interest bearing certificate of deposit from the bank. The certificate amount was negotiated between the Company and the bank based on a percentage of the expected future volume of credit card transactions within a standard twelve month period and is therefore not directly related to any liability to credit card companies. The Company is not required to maintain any financial covenants associated with the restricted certificate of deposit nor is the Company required to maintain any additional liabilities to offset the asset.

In accordance with SFAS No. 95, paragraph 17(a) “disbursements for loans made by the enterprise and payments to acquire debt instruments of other entities” other than trading securities in accordance with SFAS No. 115 are included as cash outflows from investing activities. The Company believes that the restricted certificate of deposit is properly classified as an investing activity in the statement of cash flows in accordance with SFAS No. 95, since the instrument does not qualify as a cash equivalent in accordance with SFAS No. 95 and the Company’s accounting policy disclosed in the notes to its financial statements.

Pursuant to your request, the Company acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company acknowledges your statement in the November 30, 2006 Letter that the purpose of the staff review is to assist the Company in its compliance with the applicable disclosure requirements and to enhance the overall disclosure of its filings with the Commission. We look forward to working with you in enhancing our disclosures in future filings.

Securities and Exchange Commission Letter

December 13, 2006

Once you have had the opportunity to review this response, we would appreciate the opportunity to discuss any additional questions or concerns that you may have. Should you have any questions regarding any of the information provided, please contact me at (949) 759-5966 or by fax at (949) 759-5970.

Very truly yours,

/s/ BRIAN R. SCHAEFGEN Brian R. Schaefgen
Chief Financial Officer

cc:	Amy Geddes, SEC – Division of Corporation Finance
Joseph J. Ueberroth, Ambassadors International, Inc.
Laura L. Tuthill, Ambassadors International, Inc.
Michael Gottlieb, Ernst & Young LLP
Kevin B. Espinola, Latham & Watkins LLP

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